Exhibit 99.1

Investor Relations Itaú Chile

NOTE TO THE MARKET

BANCO ITAÚ CHILE

AMENDMENT TO THE BY-LAWS

CHANGE OF NAME

By Resolution No. 2,215, issued on March 28, 2023, the Comisión para el Mercado Financiero approved the amendments to the by-laws of Itaú Corpbanca (the “Bank”) as resolved at the extraordinary general meeting of shareholders’ held on January 19, 2023, which, among other matters, resolved to change the name of the Bank to “Banco Itaú Chile”, and in turn modify and/or broaden its fantasy names to “Itaú”, “Itaú Chile” and “Banco Itaú”.

The certificate evidencing said resolution was registered in the Registro de Comercio of Santiago on April 3, 2023 and published in the Official Gazette on April 6, 2023.

Consequently, the process of amending the Bank’s by-laws regarding its change of name has been completed, with effect from the date of the aforementioned resolution, that is, on March 28, 2023.

Santiago, April 10, 2023.

The press release is also available on the company’s investor relations website at ir.itau.cl.

Investor Relations Itaú Chile

+56 (2) 2660-1701 / IR@itau.cl

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